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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

TD Ameritrade Holding Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
87236Y 10 8
(CUSIP Number)
Christopher A. Montague, Esq.
The Toronto-Dominion Bank
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario M5K IA2
(416) 982-8222

Copy to:
Lee Meyerson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 5, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	87236Y 10 8	Page	2	of	11

1	NAMES OF REPORTING PERSONS: The Toronto-Dominion Bank

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
13-5640479

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	7	SOLE VOTING POWER:

NUMBER OF		203,457,150*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		23,941

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		203,481,091

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

203,481,091

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

33.7*%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

BK
* As described in the statement on Schedule 13D filed jointly by The Toronto-Dominion Bank and TD Discount Brokerage Holdings LLC on January 25, 2006 (the “Original Statement”), based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in Amendment No. 1 to the statement on Schedule 13D filed by the Ricketts Parties (the “Ricketts Statement”), as of February 22, 2006, the Ricketts Parties beneficially owned, in the aggregate, 111,274,650 shares of Issuer Common Stock (as defined herein), representing approximately 18.4% of the outstanding shares of Issuer Common Stock. The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Original Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), with respect to TD Ameritrade.

CUSIP No.	87236Y 10 8	Page	3	of	11

1	NAMES OF REPORTING PERSONS: TD Discount Brokerage Holdings LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-4135150

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO,WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		196,300,000*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		196,300,000*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

196,300,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

32.5*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
* As described in the Original Statement, based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in the Ricketts Statement, as of February 22, 2006, the Ricketts Parties beneficially owned, in the aggregate, 111,274,650 shares of Issuer Common Stock, representing approximately 18.4% of the outstanding shares of Issuer Common Stock. The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Original Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Exchange Act, with respect to TD Ameritrade.

CUSIP No.	87236Y 10 8	Page	4	of	11

1	NAMES OF REPORTING PERSONS: TD Discount Brokerage Acquisition LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-4163355

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF,WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		7,150,000*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,150,000*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,150,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.2*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
* As described in the Original Statement, based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in the Ricketts Statement, as of February 22, 2006, the Ricketts Parties beneficially owned, in the aggregate, 111,274,650 shares of Issuer Common Stock, representing approximately 18.4% of the outstanding shares of Issuer Common Stock. The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Original Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Exchange Act, with respect to TD Ameritrade.

Page	5	of	11
     This Amendment No. 2 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”), of TD AMERITRADE Holding Corporation, a Delaware corporation (the “Issuer”), initially filed on January 25, 2006, as amended by Amendment No. 1 thereto filed on February 24, 2006 (as amended, and as it may be further amended from time to time, this “Statement”), by The Toronto-Dominion Bank (“TD”) and TD Discount Brokerage Holding LLC, with respect to the items set forth below. Unless otherwise indicated herein, capitalized terms used and not defined in the Amendment No. 2 shall have the respective meanings herein as are ascribed to such terms in the Statement.
Item 2. Identity and Background
     Item 2 of the Statement is hereby amended and restated in its entirety (other than with respect to Schedule I to the Statement, which is amended and supplemented as provided for in this Amendment No. 2) as follows:
     This statement is being filed by The Toronto-Dominion Bank, a Canadian chartered bank (“TD”), TD Discount Brokerage Holdings LLC, a Delaware limited liability company and a wholly owned subsidiary of TD (“TDDBH”) and TD Discount Brokerage Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of TD (“TDDBA” and together with TD and TDDBH, the “TD Entities”). TD and its subsidiaries are principally engaged in the business of personal, commercial and wholesale banking and wealth management. The principal executive office of TD is located at Toronto-Dominion Centre, P.O. Box 1, Toronto, Ontario, Canada M5K IA2 and the principal executive offices of TDDBH and TDDBA are located at 31 W. 52nd Street, New York, New York 10019.
     The name, business address, citizenship and present principal occupation or employment of each director and executive officer of each of the TD Entities and the name and principal business and address of any corporation or other organization in which such employment is conducted are set forth in Schedule I hereto and are incorporated by reference herein.
     During the last five years, none of the TD Entities or, to the knowledge of the TD Entities, any of their respective executive officers or directors named in Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Statement is hereby amended and supplemented by the following:
     The purchases made by TDDBA described in Item 5 below were made pursuant to the Amendment and effected through open market purchases pursuant to a stock purchase plan meeting the requirements of Rule 10b5-1(c)(1) under the Exchange Act (the “Plan”).
     The total consideration paid by TDDBA in connection with the purchase of the 7,150,000 shares of Issuer Common Stock acquired by it through April 12, 2006 under the Plan as further described in Item 5 below was approximately $150.5 million, all of which was provided to TDDBA through capital contributions from TD through TD’s cash on hand.

Page	6	of	11
     The purchases made by TD Waterhouse Canada Inc. (“TDWC”), an institutional investment manager and a wholly-owned subsidiary of TD, described in Item 5 below were made by TDWC, for the accounts of its clients, in the ordinary course of TDWC’s investment management business. The total consideration paid by TDWC in connection with the purchase of the shares of Issuer Common Stock set forth in the table below was approximately $284,000. All of the funds required for such purchases were provided from the relevant client accounts.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Statement is hereby amended and supplemented by the following:
     (a) and (b). As of April 12, 2006, TDDBA and TDDBH were the record and beneficial owners of 7,150,000 shares and 196,300,000 shares of Issuer Common Stock, respectively, representing approximately 1.2% and 32.5%, respectively, of the outstanding shares of Issuer Common Stock. TD, as the sole member of each of TDDBH and TDDBA, controls TDDBH and TDDBA and accordingly beneficially owns the shares of Issuer Common Stock held by each entity. Including such shares held by TDDBH and TDDBA and the shares beneficially owned by TDWC, as described below, as of April 12, 2006, TD was the beneficial owner of 203,481,091 shares of Issuer Common Stock, representing approximately 33.7% of the outstanding Issuer Common Stock. As previously disclosed in Amendment No. 1 to the Statement, of the 203,481,091 shares of Issuer Common Stock beneficially owned by TD as of April 12, 2006, 7,150 shares are owned by certain clients of TD Asset Management Inc. (“TDAM”), an institutional investment manager and wholly-owned subsidiary of TD, and mutual funds advised by TDAM, all in the ordinary course of its investment management business, with respect to which TDAM holds sole voting and dispositive power (such shares, the “TDAM Shares”). In addition, 23,941 of such shares are owned by certain clients of, and managed by, TDWC, in the ordinary course of TDWC’s investment management business (such shares, together with the TDAM Shares, the “Ordinary Course Shares”). TDWC holds sole dispositive power and shared voting power (together with the respective client) with respect to such shares. The Ordinary Course Shares are not subject to the provisions of, or included in the calculation of TD’s ownership limit under, the Stockholders Agreement.
     As of April 12, 2006, to the knowledge of the TD Entities, none of the individuals listed on Schedule I beneficially owns any shares of Issuer Common Stock.
     (c) Except for (1) purchases by TDDBA; (2) purchases by TDWC on behalf of its clients as described herein and (3) sales by TD and one of its subsidiaries, in each case as described below, none of the TD Entities nor, to the best of the TD Entities’ knowledge, any of the individuals named in Schedule I hereto, has engaged in any transaction in shares of Issuer Common Stock since the TD Entities’ most recent filing on Schedule 13D on February 24, 2006. Since the date of such filing, TD and its subsidiaries have made the following acquisitions and sales of Issuer Common Stock:
•	TDDBA acquired, pursuant to the Plan, the following shares of Issuer Common Stock:

Date of Purchase	Number of	Average Price Per
	Shares	Share
	Purchased
2/27/06	200,000	$21.16
2/28/06	200,000	21.39
3/1/06	200,000	21.85

Page	7	of	11

Date of Purchase	Number of	Average Price Per
	Shares	Share
	Purchased
3/2/06	200,000	22.31
3/3/06	200,000	22.88
3/6/06	200,000	22.75
3/7/06	200,000	21.74
3/8/06	200,000	21.14
3/9/06	200,000	20.85
3/10/06	200,000	20.94
3/13/06	200,000	20.88
3/14/06	200,000	20.92
3/15/06	200,000	21.16
3/16/06	200,000	21.40
3/17/06	200,000	21.47
3/20/06	200,000	21.53
3/21/06	200,000	21.03
3/22/06	200,000	20.31
3/23/06	200,000	20.25
3/24/06	200,000	20.33
3/27/06	200,000	20.01
3/28/06	750,000	19.43
3/29/06	200,000	21.25
3/30/06	200,000	21.13
3/31/06	200,000	20.95
4/3/06	200,000	21.44
4/4/06	200,000	21.54
4/5/06	200,000	21.48
4/6/06	200,000	21.25
4/7/06	200,000	21.24
4/10/06	200,000	21.18
4/11/06	200,000	20.73
4/12/06	200,000	20.45
•	In the ordinary course of TDWC's investment management business, TDWC acquired the following shares of Issuer Common Stock for client accounts:

	Number of
	Shares
Date of Purchase	Purchased	Price Per Share
2/24/06	10,950	$20.18
3/17/06	400	21.60
4/12/06	2,671	20.43

•	On March 6, 2006, TD and Toronto Dominion Investments, Inc., a wholly-owned subsidiary of TD, each sold 100 shares of Issuer Common Stock in open market transactions at a price of $22.85 per share. These were matchable transactions under Section 16(b) of the Exchange Act as disclosed in the Statement of Changes in Beneficial Ownership on Form 4 filed by TD with the SEC on March 23, 2006.
Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer
     Item 6 of the Statement is hereby amended and supplemented by the following:
     Consistent with its previously disclosed intent, on February 24, 2006, TD and TDDBA entered into the Plan with their broker, Goldman, Sachs & Co. to purchase up to 15,000,000 shares of Issuer Common Stock during the period from February 27, 2006 to August 22, 2006, subject to certain limitations under Rule 10b-18 of the Exchange Act. The Plan provides that the maximum daily number of shares of Issuer Common Stock to be purchased under the Plan will vary based upon the weighted average price per share of the Issuer Common Stock on a particular trading day.
Item 7. Material to be Filed as Exhibits
     Item 7 of the Statement is hereby amended by deleting Exhibit 6 listed therein and replacing it with the following:
     Exhibit 6. Amended and Restated Joint Filing Agreement, dated April 11, 2006, among The Toronto-Dominion Bank, TD Discount Brokerage Holdings LLC and TD Discount Brokerage Acquisition LLC.

Page	9	of	11
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
THE TORONTO-DOMINION BANK

By:	/s/ Christopher A. Montague

Name:	Christopher A. Montague
Title:	Executive Vice President and General Counsel
TD DISCOUNT BROKERAGE HOLDINGS LLC

By:	/s/ Frank Tripodi

Name:	Frank Tripodi

Title:	President and Treasurer
TD DISCOUNT BROKERAGE ACQUISITION LLC

By:	/s/ Frank Tripodi

Name:	Frank Tripodi
Title:	President and Treasurer
Dated: April 12, 2006

Page	10	of	11
SCHEDULE I
INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS OF THE
TD ENTITIES
     Schedule I to the Statement is hereby (i) amended by deleting the reference to Andrea Rosen, who retired from TD Bank and Marshall A. Cohen, who did not stand for reelection to TD Bank board of directors and (ii) amended and supplemented by the following:

Name	Present Principal Occupation or Employment and
Address

TD DISCOUNT BROKERAGE HOLDINGS LLC

DIRECTORS

Brendan O’Halloran (United States and Canadian citizen)	Vice Chair, Regional Head, TD Securities (USA) LLC 31 W. 52nd Street New York, NY 10019

Debora Gravinese (United States citizen)	Managing Director Group Head — Credit Management USA Region TD Securities (USA) LLC 31 W. 52nd Street New York, NY 10019

TD DISCOUNT BROKERAGE ACQUISITION LLC

DIRECTORS

Brendan O’Halloran (United States and Canadian citizen)	(for principal occupation and business address, see above)

Debora Gravinese (United States citizen)	(for principal occupation and business address, see above)

Frank Tripodi (United States citizen)	Chief Financial Officer and Managing Director, Finance & Operations TD Securities (USA) LLC 31 W. 52nd Street New York, NY 10019